SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 EMACHINES, INC.
                       (Name of Subject Company (Issuer))

                            EMPIRE ACQUISITION CORP.

                                EM HOLDINGS, INC.

                                  LAP SHUN HUI
                                   (Offerors)

                  COMMON STOCK, $0.0000125 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   29076P 10 2

                      (CUSIP Number of Class of Securities)

                                   -----------

                                    COPY TO:

         LAP SHUN HUI                            MURRAY MARKILES, ESQ.
       7373 HUNT AVENUE                 AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.
GARDEN GROVE, CALIFORNIA 92841                   2029 CENTURY PARK EAST
        (714) 890-8388                       LOS ANGELES, CALIFORNIA 90067
                                                     (310) 229-1000

          (Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   -----------

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
     Transaction valuation                            Amount of filing fee
             N/A                                              N/A
-------------------------------------------------------------------------------

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid..............   Filing Party..............
            Form or Registration No.............   Date Filed................

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        |X|    third-party tender offer subject to Rule 14d-1.

        |_|    issuer tender offer subject to Rule 13e-4.

        |X|    going-private transaction subject to Rule 13e-3.

        |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2001                    Empire Acquisition Corp.


                                            BY:    /S/ LAP SHUN HUI
                                                   -----------------------------
                                                   Name:  Lap Shun Hui
                                                   Title: President


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2001                   EM Holdings, Inc.


                                            BY:    /S/ LAP SHUN HUI
                                                   -----------------------------
                                                   Name:  Lap Shun Hui
                                                   Title: President


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2001                  Lap Shun Hui

                                            /S/ LAP SHUN HUI
                                            ------------------------------------

                                      NEWS
                                      FOR IMMEDIATE RELEASE

                                      Contact:
                                      Mike Kilroy or Bob Maples
                                      Maples Communications, Inc.
                                      (949) 253-8737
                                      MKILROY@MAPLES.COM


                          EM HOLDINGS, INC. TO PURCHASE
                               EMACHINES, INC. IN
                            $161-MILLION ACQUISITION

     IRVINE, CALIF., NOV. 20, 2001-- eMachines, Inc. (OTC Bulletin Board: EEEE) and EM Holdings, Inc., a corporation wholly-owned by eMachines director Lap Shun
(John) Hui, today announced that they have entered into a definitive merger agreement in which EM Holdings has agreed to make a cash tender offer for all of eMachines' outstanding shares.

     EM Holdings will offer $1.06 per share, which values eMachines at approximately $161 million and represents a 96.3 percent premium to the eMachines' closing price on Nov. 19, 2001. The price also represents a 35.9 percent increase to the EM Holdings $0.78 per share proposal that was publicly disclosed by EM Holdings on Nov. 9, 2001. The transaction has been unanimously approved by the board of directors of eMachines (EXCLUDING Mr. Hui who did not participate in the board deliberations).

     "We are very pleased that our review of eMachines' strategic alternatives has resulted in this transaction, which allows stockholders to receive cash for all their shares at an attractive price," said Wayne Inouye, president and CEO of eMachines, Inc. based in Irvine, Calif. "In addition, John Hui's knowledge of eMachines' business will assist in a seamless transition that will allow eMachines to continue to provide affordable, high-performance products and exceptional customer care."


                                     -more-

     Under the terms of the definitive merger agreement, EM Holdings will make a two-step acquisition. First, a wholly owned subsidiary of EM Holdings will make a cash tender offer for all of eMachines' outstanding common stock. EM Holdings expects to commence the tender offer by Nov. 26, 2001.

     EM Holdings' obligation to consummate the tender offer is subject to the tender of at least 90 percent of the total outstanding shares of eMachines; the receipt of funds pursuant to EM Holding's debt commitment from UBS Warburg; and other conditions customary for transactions of this type. EM Holdings has received debt and equity commitments from UBS Warburg and Mr. Hui, respectively, sufficient to fully fund the transaction.

     Following consummation of the tender offer, and subject to the conditions set forth in the merger agreement, EM Holdings will acquire the remaining shares of eMachines in a second-step merger at the same per-share price paid in the tender offer.

     eMachines was advised by Credit Suisse First Boston Corporation. EM Holdings was advised by Averil Capital Markets Group Inc.

ABOUT EMACHINES, INC.

eMachines, Inc. (OTC Bulletin Board:EEEE) is a leading provider of affordable, high-value personal computers. Founded in September 1998, eMachines began selling its low-cost eTower(R) desktop computers in November 1998. In June 1999, eMachines sold the third-highest number of PCs through U.S. retailers, according to leading market research organizations, and presently holds this number three market share position. Since inception, eMachines has shipped more than four-million PCs through leading national and international retailers, catalog and online merchandisers. Approximately one of every two eMachines consumers is a first-time PC buyer, based on owner registrations with eMachines. eMachines' Web site is located at http://www.emachines.com.

WHERE TO FIND MORE INFORMATION

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of eMachines. Holders of securities should read each of the tender offer statement on Schedule TO (including a "going-private" Transaction Statement on Schedule 13E-3) filed by EM Holdings and the Solicitation/ Recommendation Statement on Schedule 14D-9 filed by eMachines when they become available, as each will contain important information about the tender offer. Investors can obtain such tender offer statement on Schedule TO and such Solicitation/Recommendation Statement on Schedule 14D-9, and other documents to be filed by EM Holdings and eMachines, for free from the U.S. Securities and Exchange Commission's website at http://www.sec.gov. In addition, the Schedule 14D-9 and other documents to be filed with the U.S. Securities and Exchange Commission by eMachines may be obtained free of charge from eMachines by directing a request to: Shareholder Information, 14350 Myford Road, Bldg. 100, Irvine, CA 92606.

                                       ###


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